Exhibit 99.3

FORM OF LETTER TO REGISTERED HOLDERS AND DTC PARTICIPANTS

THE GYMBOREE CORPORATION

Offer to Exchange

                    , 2011

The Gymboree Corporation, or the “Issuer,” is offering, upon the terms and conditions set forth in the prospectus dated                     , 2011 (the “Prospectus”), and the enclosed letter of transmittal (the “Letter of Transmittal”), to exchange $400,000,000 aggregate principal amount of 9.125% Senior Notes due 2018, which have been registered under the Securities Act of 1933, as amended, for an equal principal amount of its outstanding 9.125% Senior Notes due 2018 (CUSIP Nos. 37611V AA2 and U37633 AA9; ISIN Nos. US37611VAA26 and USU37633AA99) which have not been so registered. The exchange offer is being made in order to satisfy certain obligations of the Issuer contained in the registration rights agreement dated as of November 23, 2010, as supplemented by the Joinder Agreement as of even date therewith, by and among the Issuer and the other signatories to the agreement.

We are requesting that you contact your clients for whom you hold notes and inform them of the exchange offer. For your information and for forwarding to your clients for whom you hold notes registered in your name or in the name of your nominee, or who hold notes registered in their own names, we are providing the following documents with respect to each note:

1.	the Prospectus;

2.	the Letter of Transmittal;

3.	a Form W-9; and

4.	the notice of guaranteed delivery.

Your prompt action is requested. The exchange offer will expire at 5:00 p.m., New York City time, on                     , 2011, unless we extend the offer beyond that date. You may withdraw notes that have been tendered pursuant to the exchange offer at any time before the exchange offer expires.

To participate in the exchange offer, you should carefully read and follow the instructions set forth in the Letter of Transmittal and the Prospectus.

If the holders of notes wish to tender, but it is impracticable for them to forward their certificates for notes prior to the expiration of the exchange offer or to comply with the book-entry transfer procedures on a timely basis, they may tender the notes by following the guaranteed delivery procedures described in the Prospectus under “The Exchange Offer—Guaranteed Delivery Procedures.”

The Issuer will not pay any fees or commissions to brokers, dealers, nominees or other persons, other than the exchange agent, for soliciting tenders of outstanding notes pursuant to the exchange offer. The Issuer will, however, upon request, reimburse you for customary mailing and handling expenses incurred by you in forwarding any of the enclosed materials to your clients. The Issuer will pay any stock transfer taxes payable on the transfer of notes to it, except as otherwise provided in Instruction 5 of the Letter of Transmittal.

You may direct any questions and requests for assistance with respect to the exchange offer or for additional copies of the Prospectus, Letter of Transmittal and other enclosed materials to the exchange agent at its address and telephone number set forth on the front of the Letter of Transmittal.

Nothing contained in this letter or in the enclosed documents shall constitute you or any other person as an agent of Issuer, the exchange agent, or any affiliate of either of them, or authorize you or any other person to make any statements or use any documents on behalf of any of them in connection with the exchange offer other than the enclosed documents and the statements contained therein.

Very truly yours,

THE GYMBOREE CORPORATION